Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
Cabowise International Ltd.	British Virgin Islands	100%
Intra-Asia Entertainment Corporation	Delaware	100%
Intra-Asia Entertainment (China) Limited	Hong Kong	100%
Intra-Asia Entertainment (Asia-Pacific) Limited	Samoa	100%
Oriental Intra-Asia Entertainment (China) Limited	PRC	100%
Beijing PKU Chinafront High Technology Co., Ltd.	PRC	85%
Beijing Tian Hao Ding Xin Science and Technology Co., Ltd.	PRC	100%